Mail Stop 4561

May 28, 2008

J.W. Roth
Chairman
Disaboom, Inc.
7730 E. Belleview Avenue
Suite A-306
Greenwood Village, CO 80111

> **Re:** **Disaboom, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 29, 2008**
> **File No. 333-150494**
>
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 21, 2008**
> **File No. 000-52558**

Dear Mr. Roth:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.   Please update your filing as necessary to provide interim financial statements as of and for the three-months ended March 31, 2008 pursuant to Rule 8-08 of Regulation S-X.

Calculation of Registration Fee

2.   You indicate you are registering 17,317,687 shares to be sold by your selling shareholders. However, under your selling security holder section, you indicate you are registering/offering 56,917,490 shares (11,949,189 shares are listed in column D under "Offering No. 2" as "Shares Offered Hereby" and 44,969,301 shares are listed in column D under "Offering No. 1" as "Shares Offered Hereby"). Please clarify.

Selling Security Holders, page 10

3.   You indicate that the resale of the shares purchased in Offering No. 1 and shares underlying the warrants purchased in Offering No. 1 were originally registered in a registration statement filed on Form SB-2, yet it appears you are attempting to register the same shares on this Form S-1. Please advise.

4.   For all selling shareholders that are legal entities, please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale. We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by Blue Rhino Investments, Inc., Newport Capital Partners Inc., Slade, Inc., Tisu Investment Ltd., GunnAllen Financial Inc. and Lovebyrd.com, LLC.

5.   We note that with regards to Harlan Arita, Margaret Bathgate, Emmanuel Baud, Eric Billingsley, Mark Davis, Eric Delissy, Anton Gavrailov, Michael Ishida, Rachel P. Kruger, Sterling & Pamela McGregor, Newport Capital Partners Inc., Adam Raynor, Slade Inc., Tisu Investment, SM Weiler Appointment Trust f/b/o Ellen W. Halle, George L. Learned, Nanine A. Odell, and Joseph M. O'Donnell you are unable to confirm their broker-dealer status. The shares held by individuals and/or entities for which you are unable to confirm broker-dealer status should be removed until such time as their owner's status can be determined.

Recent Sales of Unregistered Securities, page II-1

6.   We note that both options and restricted stock were issued in exchange for services rendered to Disaboom. As to any securities sold otherwise than for cash, please state the nature of the transaction and the nature (i.e., what services were provided) and aggregate amount of consideration received by Disaboom. Refer to Item 701(c) of Regulation S-K.

Exhibits

Undertakings, II-5

7.   Please advise us as to why you have not included the undertakings required by
        Item 512(a)(5) of Regulation S-K.

Form 10-K

Item 9A. Controls and Procedures, page 33

8.   Your disclosure does not appear to fully address whether your disclosure controls
        and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are
        effective. The rule requires that the disclosure controls and procedures be
        "designed to ensure that information required to be disclosed by the issuer in the
        reports that it files or submits under the Act…is recorded, processed, summarized
        and reported, within the time frames specified in the Commission's rules and
        forms," and that they also be designed to ensure that "information required to be
        disclosed by an issuer . . . is accumulated and communicated to the issuer's
        management . . . as appropriate to allow timely decisions regarding required
        disclosure." Please confirm, if true, that your disclosure controls and procedures
        for the relevant period met all of the requirements of Rule 13a-15(e).
        Additionally, we note the same deficiency on page 15 of your quarterly report
        filed May 15, 2008. Please tell us how you intend to comply with this
        requirement in your subsequent reports by including a complete statement in your
        controls and procedures section or, alternatively, by referring to the definition
        contained in Rule 13a-15(e).

                        *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. Your responsive amendment should also include a marked copy of the
amended filing that conforms with the provisions of Rule 310 of Regulation S-T.
Marked copies such as those in HTML format that show changes within paragraphs help
us to expedite our review. Please furnish a cover letter with your amendment that keys
your responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        With regards to our comments pertaining to your Form 10-K, please respond to
these comments within 10 business days or tell us when you will provide us with a
response. We may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael F. Johnson at (202) 551-3477 with any other questions. If you need anything further, you may me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (303) 796-2777
Theresa M. Mehringer, Esq.
Burns Figa & Will, P.C.
Telephone: (303) 796-2626